EXHIBIT 99.40

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182




FOR IMMEDIATE RELEASE                                                   TSX: GGG
April 21, 2004

                    GLENCAIRN REPORTS 2003 YEAR-END RESULTS

Glencairn Gold Corporation is pleased to report financial results for the year ended December 31, 2003. The consolidated financial statements can be viewed on our web site at www.glencairngold.com and have been filed on SEDAR (www.sedar.com). All currency figures are in US$.

Highlights from the 2003 results include:

     o    Sales  increased 8% to $16.2  million  compared  with $14.9 million in
          2002
     o Earnings from mining operations rose to $2.4 million compared to a loss of $366,000 in 2002
     o    Net loss declined to $1.6 million from $3.3 million in 2002
     o Working capital at year end was $19.7 million, up from $3.9 million a year earlier
     o    Value of total assets more than doubled to $38.5 million

Selected Financial Information
                                                                  2003               2002           2001
                                                                  ----               ----           ----
Gold sales (ounces)                                              45,927             57,083         72,361

Average spot gold price ($/ounce)                                  $363               $310           $271
Average realized gold price ($/ounce)                              $332               $272           $272
Cash operating costs ($/ounce)                                     $248               $214           $182
Total cash costs ($/ounce)                                         $267               $227           $194

Sales (000s)                                                    $16,182            $14,932        $20,055
Cost of sales (000s)                                            $11,395            $12,209        $13,137
Earnings (loss) from mining operations (000s)                    $2,354              ($366)        $3,556
Net earnings (loss) (000s)                                      ($1,583)           ($3,303)        $1,856
Earnings (loss) per share - basic and diluted                    ($0.03)            ($0.07)         $0.00

Cash (000s)                                                     $14,903               $754           $589
Working capital (000s)                                          $19,736             $3,926         $3,247
Total assets (000s)                                             $38,486            $16,977        $22,470

These are the first financial results to recognize the business combination of the Company with Black Hawk Mining Inc. that was completed in late 2003. The combination resulted in Glencairn acquiring all the shares of Black Hawk and becoming the legal parent corporation. The Black Hawk shares were acquired by issuing Glencairn shares and resulted in the former Black Hawk shareholders holding a majority of the outstanding Glencairn shares immediately after the transaction. Under Canadian generally accepted accounting principles, the Black Hawk financial statements form the basis of the Glencairn financial statements. Glencairn revenues, expenses, assets and liabilities, after allocation of purchase adjustments, have been consolidated with the Black Hawk accounts from the acquisition date of October 17, 2003, onwards. Comparative amounts for 2002 are the former Black Hawk financial statements.

Through the combination with Black Hawk, Glencairn acquired the Limon Mine, a large area of exploration properties in Nicaragua and the Vogel exploration project in Canada. In 2003 the Company also began construction of the Bellavista Mine in Costa Rica, where commercial gold production is expected to begin in early 2005.

RESULTS OF OPERATIONS

The Limon Mine was the Company's only operation during 2003 and 2002 and all sales and cost of sales relate to that mine.

Sales increased by $1,250,000 or 8% in 2003 compared to 2002. The Company's average realized price per ounce in 2003 of $332 was 22% higher than 2002 but realized prices in both years were less than spot prices. In years prior to 2002 the Company committed much of its future production under forward sales contracts and call options at prices lower than recent spot prices. Gold sales included 19,430 ounces and 49,920 ounces in 2003 and 2002 respectively delivered under those hedge agreements. All of the Company's hedge commitments were completed in June 2003 and the Company plans to remain unhedged in the future. Cost of sales decreased by $814,000 or 7% in 2003 compared to 2002.

Gold production was 11,156 ounces lower or 20% less in 2003 than in 2002 due to lower head grades and the effects of a strike at the Limon Mine that began in October 2002 and was settled in February 2003. Operations at Limon did not return to full production until the second quarter of 2003. Total cash costs per ounce in 2003 increased by 18% to $267 due to the lower production.

The effect of the labour strike at Limon was the single most important event affecting production in both 2002 and 2003. Efforts by the Company beginning in 2003 have focused on strengthening labour and community relations. With the assistance and participation of the Company, the employees formed a new beneficial organization, called the Junta de Fomento, to provide a savings program, a commissary with reduced prices and credit, and support to other small businesses offering services to the Company and its employees.

General and administrative expense increased by 109% to $1,507,000 in 2003 due to increased activities subsequent to the business combination requiring additional staff, office space, travel, investor relations, and transfer agent fees.

Working capital at December 31, 2003, was $19.7 million compared with $3.9 million at the end of 2002. Cash and working capital increased in 2003 largely due to two equity issues of units, each unit consisting of shares and warrants, in the fourth quarter of the year. Subsequent to year end, in March, 2004, the Company completed a public offering of 34.5 million units, each unit consisting of a share and a half warrant, that raised net proceeds of $20.3 million further improving the Company's working capital position.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencaimgold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Colette Saulnier: csaulnier@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by cords such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.